Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

May 31, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:     UpSNAP Inc
Registration Statement No. 333-132893

Dear Sirs and Madams:

On behalf of our client, UpSNAP Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 1) on Form SB-2 of the Company (“Amendment No.1”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Barbara C. Jacobs, Assistant Director, dated April 25, 2006 (the “Comment Letter”) is set forth below. All reference to page numbers are to page numbers of Amendment No.1, unless otherwise specified.

Response

Form SB-2

Table of Contents

1.	The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the references to each specific risk factor.

Response:
The requested changes have been made to the Table of Contents.

Summary, page 1

2.	You disclose your acquisition of XSVoice on January 6, 2006. Please revise your summary to include a recent events section to disclose the material terms of this acquisition.

Response:
The requested changes have been made on page 2.

3.
You first include disclosure on your reverse merger in this section. However, we were unable to locate a discussion of the timeline leading up to and the material terms of the merger elsewhere in the prospectus. In the Business section, revise to provide a materially complete description of the merger of Manu Forti Group and Up2004Snap,

Inc. See Item 101(a)(3) of Regulation S-B. You should also address the relationship between your recent capital raising transactions and the merger. In this regard, we note that your August 24, 2005 Letter of Intent committed Manu Forti Group to raise $1.98 million prior to the consummation of the merger. Revise to state if the unregistered offering of common stock and Series A warrants in September and October 2005 was undertaken to satisfy this condition of the Letter of Intent. If so, provide us a materially complete discussion of the participants and manner in which that offering was made.

Response:
In the Business section, on page 13, under the heading “Our History” a description of the merger of Manu Forti Group and UpSNAP USA has been provided. With respect to the second part of your comment please see the text on page 2 under the heading “Recent Capital Raising” specifically, the end of the first paragraph.

4.
Expand your disclosure of the summary financial information on page 3 to state why you provide the balance sheets and statement of operations for three entities on pages 4-6 and the relationships between these entities and your current business. Your revised disclosure should address the usefulness of the summary information to potential investors in understanding and evaluating your financial condition.

Response:
The summary financials have been deleted from Amendment No.1.

UpSnap USA, Inc. Statement of Operations, page 5

5.
We note the cumulative period from inception to September 30, 2005 has been marked “unaudited.” However, on page F-39, this period appears to be audited. Clarify whether this period presented on page 5 was audited for consistency with the financial statements of Up2004Snap, Inc.

Response:
The summary financial statements have been deleted from Amendment No.1.

Risk Factors, page 7

6.
Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following “[o]ur business is difficult to evaluate because we have a limited history,” “[w]e need to significantly expand our distribution channels [and] since we are basically doing this from scratch, it will be very difficult,” and “[a] limited public market exists for the trading of our securities.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could “adversely affect” your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

Response:  The Risk Factors on pages 3-8 have been revised.

7.
In addition, please expand your risk factors to provide sufficient detail regarding the identified risk. For example, in your risk factor regarding your dependence on key personnel, identify these persons, disclose the nature of any employment agreements with these persons, disclose whether you carry key man insurance and discuss how you would be specifically adversely affected if one or more of them left. In your risk factor regarding the need to expand your distribution channels, identify your current distribution channels, discuss the amount of revenue they are generating, and disclose the amount of your “limited resources” devoted to this initiative.

Response:
The Risk Factors on pages 3-8 have been revised.

Financial Risks

Our business is difficult to evaluate ... page 7

8.
You state that UpSNAP USA has had accumulated net losses of $203,827 as of December 31, 2005. Based on your financial statement disclosure on page F-3, it appears that $203,827 is the accumulated product development expenses of UpSnap, Inc. as of December 31, 2005. Please revise or explain your identification of this number in this risk factor as the “accumulated net losses” of the company.

Response:
The disclosure on page 3 has been revised to reflect accumulated losses through the quarter ended March 31, 2006.

9.	Revise to clarify what aspects of your business make you a “high risk” development stage company.

Response:
Reference to being a “high risk” development stage company has been deleted and this Risk Factor has been revised. Please see page 3.

10.
You also disclose that you expect expenses associated with the expansion of your sales and marketing efforts and promotional arrangements with your strategic partners to include the payment of royalties, license fees, other significant guaranteed payments based upon revenue sharing agreements and the issuance of stock in certain cases. Revise to state if you have entered into any of these types of promotional arrangements or are in active negotiations with any person or entity to enter into such promotional arrangements. Tell us whether your expectations as to future contractual arrangements are based upon experience or upon the typical contractual arrangements for strategic partners in your industry.

Response:
The Risk Factor “Our business is difficult to evaluate because we have a limited operating history in a new industry. The adverse effects of a limited operating history include reduced management visibility into forward sales, customer acquisition and retention which could lead to missing financial targets” set forth on page 3 has been revised.

We will need to raise additional financing in the foreseeable future... page 7

11.
Revise the subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. Revise to state whether your cash on hand and contractually committed capital are sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus.

Response:
The Risk Factor “We will need to raise additional financing in the foreseeable future to fund our operations. Additional financing may not be available to us on favorable terms or at all. The company’s auditors expressed substantial doubt about our ability to continue as a going concern. In the event that we raise no additional cash and are unable to make the company profitable, this could result in the forced sale or bankruptcy of the business” has been changed to “The company has limited resources to execute its business plan, which could lead to missing financial targets due to lack of resources or loss of customers.” Please see page 4.

We may have liabilities resulting from predecessor business operations… page 8

12.
You discuss the possibility of “unknown liabilities.” Please revise to discuss any known liabilities. For example, disclose whether you are aware of any legal claims against your predecessor business operations. Discuss the steps that your predecessor business operations took to avoid intellectual property infringement and other liabilities.

Response:
This Risk Factor has been deleted as the company has determined that the risk is remote as no significant predecessor activities were conducted.

Business risks

13.
Please expand this section to provide separate risk factor disclosure relating to your dependence, if any, on any current strategic partners. In this regard, we note from that you list a number of carrier, content and technology partners on your website.

Response:
A new Risk Factor “We are dependent on strategic partners for content and sales distribution to consumers. If these partnerships were to cease, this could lead to loss of revenues and customers” has been added on page 5.

We plan to build our business through merger with or acquisition… page 8

14.
Revise the text of this risk factor to disclose whether you presently have any plans, proposals or arrangements to issue shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions and discuss the risk of dilution to your current shareholders in the event common stock is issued to finance these transactions.

Response:
Currently we do not have any specific plans, proposals or arrangements to issues shares of common stock for any purposes including any future acquisitions and/or financing. The Risk Factor has been changed to reflect this. Please see page 5.

Changes in the way information is broadcast over the Internet… page 9

15.
Expand the text of this risk factor to discuss the risk to investors and your business from the possible change in the method of delivery of Internet broadcasting. What type of “immediate and damaging effect” would such an occurrence have on your business?

Response:
The Risk Factor “Our business is subject to frequent technology changes, multiple standards, rapid roll-out of new mobile handsets, and changes in the method of Internet broadcasting delivery, that could lead to us being unable to provide our services to some our existing and new users, leading to loss of revenues, poor performance or both” set forth on page 6 has been revised.

Some of our existing stockholders can exert control ... page 9

16.
We note in your disclosure that your officers, directors and 5% beneficial owners acting together would be able to exert a significant degree of influence over your management and affairs and over matters requiring stockholder approval. Revise to state whether any of your officers and directors is affiliated with of any of your greater than 5% beneficial owners.

Response:
The Risk Factor “Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders which could lead to a reduced stock price” set forth on pages 6 and 7 has been revised.

Market Risks

A limited public market exists for the trading of our securities… page 10

17.
The basis for your assertion that investors may find it difficult to dispose of your securities is unclear. For example, if the illiquidity of your common stock is due to a limited number of market makers, a limited number of round lot holders or low volume trading, disclose this information. Revise to describe the “lack of information” that limits your liquidity and is likely to have an adverse affect on the market price of your common stock.

Response:
The Risk Factor “A limited public market exists for the trading of our securities, which may result in shareholders being unable to sell their shares, or forced to sell them at a loss” set forth on page 7 has been revised.

Special Note Regarding Forward-Looking Statements, page 11

18.
Although no reference is made in the registration statement, we note that the press releases dated November 17 and December 1, 2005, and January 18 and February 8, 2006 found on your website make reference to “forward-looking statements within the meaning of Section 27A of the Securities Act… and Section 21E of the Securities Exchange Act...” Since the safe harbors afforded to forward-looking statements by the Private Securities Litigation Reform Act are not available to penny stock issuers, please confirm that you will refrain from making such reference in future press releases and current reports so long as your stock meets the definition of penny stock.

Response:
The forward looking statements have been deleted.

Market for Our Common Stock and Related Stockholder Matters, page 11

19.	It appears that the columns of the chart on the top of page 12 are mislabeled. Please revise or advise.

Response:
The chart on page 8 has been revised.

Plan of Operation, page 12

20.
You discuss that your focus will be “in the United States.” Revise to disclose the specific local or regional markets in which you currently conduct business and provide your services. Do you partner with local service providers and merchants, or do you have contracts that cover wider geographic areas? If you have any material agreements with merchants, mobile service providers, or other entities, please describe these and file the agreements as exhibits.

Response:
The information on pages 10 and 11 under the heading “Pay-Per-Call Advertising Platform” has been revised to address this comment.

21.
Expand your disclosure to set forth the steps you intend to take in order to aggressively move forward to market and sell your search technology developed over the course of 2006. Revise to specifically disclose the status of your technology development and estimate the time it will take to complete the development of this technology. Clearly disclose the technology you currently possess and are using in your business and the technologies that are in the development phase. For example, it appears that you are disclosing in this section that the Streaming Wireless Internet Gateway (SWinG) is a technology that you have acquired that is currently in use. As another example, it is unclear what is meant by the statement on page 15 that the UpSnap USA mobile search engine “went into production in November 2005.”

Response:
The information on pages 10 and 11 under the headings “Pay-Per-Call Advertising Platform,” “Mobile Search Engine Platform,” and “Swing Streaming Audio Platform” have been revised to address this comment.

22.
In addition, explain what you mean when you say you will “sell” your search technology. Will you sell and transfer the intellectual property rights associated with this technology, or will you license the technology to third parties? Expand to discuss the types of third parties to whom you will “sell” the technology.

Response:
The information on page 11 under the heading “Distribution Agreements” has been revised to address this comment.

23.
We also note in your disclosure that you will also acquire and integrate other companies into your business model. Revise to describe the material details of your current business model. Similar to our comment above, revise to disclose whether you presently have any plans, proposals or arrangements to acquire the business assets of any company. If so, please include a materially complete description of the future acquisition. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to acquire any companies.

Response:
The information on page 11 under the heading “Plan of Operations” has been revised to address this comment .

24.
You state that through your SWinG platform, you now enable virtually any type of live or on-demand audio content “to be delivered to all the 200 [m]illion mobile devices in North America.” Provide a basis for this statement. Tell us the source of the claim that there are 200 million mobile devices in North America. Disclose if there are prerequisites to the use of your platform, such as having web-enabled mobile devices, newer or more technologically advanced mobile device models, specific mobile service carriers, or specific geographic areas. Explain why this statement is relevant to your business, given your prior statement that your focus will be “in the United States,” rather than “in North America.”

Response:
This statement has been deleted form Amendment No.1. A revised statement to reflect current figures has been inserted on page 9 under the heading “General” and provides “Consumer interest and spend on mobile phones and services are showing the highest growth rates ever. In the US, according to the Cellular Telecommunications & Internet Assocation (CTIA) wireless subscribers grew by 25 million from June 2004 to June 2005. There are now some 195 million currently subscribed cell phone users in the US according to the CTIA.” Further, with respect to the second part the above comment, please see the information set forth on page 11 under the heading “Swing Streaming Audio Platform.”

25.
Expand your discussion to describe the “compelling premium mobile content” you plan to offer and identify the “leading brands.” Revise to disclose how you will use “Premium SMS short-codes to promote and bill” your mobile content service and VoIP back-end technology. Expand your disclosure to explain these services and technologies to investors who may be unfamiliar with the industry in which you operate.

Response:
The leading brands have been identified on page 9 under the heading “Business Overview.” With respect to the second part of your comment please see the revised information set forth on page 11 under the heading “Free and Premium Mobile Content” and “Distribution Agreements,” specifically, paragraph 2 under “Distribution Agreements.”

26.
We note the Company’s Plan of Operation on page 13. Tell us whether the Company’s plan includes a significant increase in employees. If so, include the information about the number of employees expected to be hired by function (sales, research and development, etc.).

Response:
The information on pages 11-12 under the heading “Plan of Operations” has been revised to address this comment.

27.
You disclose that $130,000 in revenues were generated in January and February 2006 from subscriptions and that management expects to derive additional revenue from paid advertising services, as well as the addition of more premium content channels and expansion to more carriers. Revise your disclosures to provide investors a clear understanding of the nature of your subscription model, advertising model, and content model and how these activities generate revenue for the Company. For example, who are the Company’s customers for subscriptions and what services/products does a customer receive when they pay a subscription fee?

Response:
Reference to revenues generated in January and February have been deleted and replaced by the following disclosure “In Q2 of 2006 UpSNAP posted sales of $244,042 net of carrier charges from the sale of its premium subscription services for mobile content. These revenues were largely generated from sales of its Fan Scan Nascar in-car Audio content, sold via Sprint/Nextel and premium music radio sales” set forth on page 11 under the heading “Plan of Operations.” With respect to the second part of your comment, please see the information set forth on pages 10 and 11 under the heading “Free and Premium Mobile Content,” “Mobile Search Engine Platform” and “Pay-Per-Call Advertising Platform.”

Liquidity and Capital Resources, page 13

28.
We note the Company expects that their funds as of March 29, 2005 are sufficient to meet working capital needs and to expand sales and marketing activities for the next 12 months. Expand this section to disclose the current rate at which you are using capital in operations and to indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the 12-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of 12 months of operations from the effective date. Tell us whether the existing funds will allow the Company to perform research and development of mobile and integration of multi-media content discussed under Plan of Operation.

Response:
The requested changes have been made on pages 10-11.

Business, page 14

29.
We note the subheadings in the section include “Our Business Generally,” “An Overview of the Industry,” “Our Competition,” etc. However, we were unable to locate any substantial disclosure regarding your principal products and services, their markets, and the distribution methods of your products and services. See Items 101(b)(l) and (2) of Regulation S-B. You should significantly expand your disclosure to describe your mobile search engine technology, VoIP services, portfolio of audio content, and SWinG platform.

Response:
Please see the revised Plan of Operation set forth on pages 9-13 which sets forth the requested information.

30.	Revise to provide the disclosure, if applicable, required by Item 101(b)(6) of Regulation S-B.

Response:
The requested changes have been made on page 14 under the new heading “Our Strategic Relationships.”

Our Competition, page 15

31.
Expand your discussion of your competitive position within the markets in which you currently operate. For example, do any of your competitors’ methods of operation pose a barrier to further entry into those markets? Does any one or a small number of competitors have a majority of the market share in these markets? Please revise as appropriate.

Response:
The requested changes have been made on pages 14-15.

The Regulations that Apply to Us, page 16

32.
You state that your operations are not subject to any “significant” governmental regulations. Item 101(b)(9) requires a discussion of the effect of existing or probable governmental regulations on the business. Expand your discussion accordingly. For example, if material, discuss the impact of FCC regulations relating to advertising on cell phones, relevant privacy laws, and any other applicable regulations.

Response:
The requested changes have been made on Pages 15-16.

Management, page 17

33.	Revise to state Mr. Jones’ business experience between 2001 and November 15, 2005. See Item 401(a)(4) of Regulation S-B.

Response:
The requested changes have been made on Page 18.

Executive Compensation, page 19

34.
Revise to state if any deferred compensation is owed to any of the executive officers named on page 17. Confirm that none of the executive officers of Up2004SNAP, Inc. were compensated more than $100,000 in any fiscal year for their services.

Response:
The requested changed have been made to page 19. No executive officer of UpSnap USA, Inc. (formerly Up2004Snap, Inc.) was compensated more than $100,000 in any fiscal year for their services.

35.
We note in your disclosure that you have a verbal agreement with your executive officers regarding salary of $10,000/month for your CEO and VP and $75/hour for your CFO. Please note that all compensation agreements with named executive officers, including oral agreements reduced to writing, should be filed as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-B.

Response:
There are no oral agreements reduced to writing.

Certain Relationships and Related Transactions, page 20

36.	Revise to disclose the consideration paid, if any, to Alto Ventures, Inc.

Response:
The requested changes have been made on page 21. Specifically, that there was no consideration paid for the patent.

Change In Accountants, page 20

37.
We note in your discussion that the report of Moen & Company on your financial statements for the two most recent fiscal years was not modified as to uncertainty. However, as noted in your 8-K/A filed on November 17, 2005 and the report of Moen & Company on page F-16, Moen & Company included an explanatory paragraph in their report regarding your ability to continue as a going concern. Tell us why you have not included this information in your discussion on page 20.

Response:
The requested changes have been made on page 19.

Selling Stockholders, page 21

38.
Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and/or warrants received by them, as well as the exemptions on which you relied for each transaction and the facts that made such exemptions available. See Item 507 of Regulation S-B.

Response:
The requested changes have been made. Please see the revised text on pages 21-22 under the heading “SELLING STOCKHOLDERS.”

39.
Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response:
Some of the requested changes have been made on pages 24-26. We are waiting for further information from the selling shareholders and will revise upon receipt.

40.
We note your disclosure in footnotes (13) and (20) relating to certain selling shareholders’ status as a registered broker-dealer or an affiliate of a broker-dealer. Please confirm that no other selling shareholders are broker-dealers or affiliates of a broker-dealer. With the exception of any placement agents, it appears that all selling shareholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, any selling shareholder that is a registered broker-dealer should be named as an underwriter. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:
Please see response to Comment 39.

Sales Eligible for Future Sale, page 25

41.	Revise to state the number of the l0,898,162 restricted shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

Response:  The requested change has been made to page 28.

Plan of Distribution, page 25

42.
We note in your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Response:
The requested change has been made. Please see page 31.

Where You Can Find More Information, page 28

43.	Please revise to provide disclosure pursuant to Item 101(c)(l) of Regulation S-B.

Response:
The Company intends, starting in 2007, to hold annual meetings of shareholders and in connection with such annual meetings, the Company will solicit proxies and will send to its shareholders the Company’s annual report which will include audited financial statements.

Financial Statements, page F-1

General

44.
We note the index of financial statements which includes a reference to UpSNAP USA, Inc. (formerly Up2004Snap, Inc.) (Audited). Although UpSNAP USA, Inc. (the apparent surviving operating entity) is referenced throughout the filing and included in the aforementioned index, none of the financial statements or auditor’s opinions refer to this entity. Revise your filing to describe the relationship between UpSNAP USA, Inc. and Up2004Snap, Inc. to provide investors a clear understanding of the surviving operating entity that will be reporting results in the future. Further, if appropriate, consider revising references in the Up2004Snap, Inc. financial statements to provide consistency with the description in the financial statement index, i.e. UpSNAP USA, Inc. (formerly, Up2004Snap, Inc.).

Response:
The relation between Up2004Snap, Inc., and UpSNAP USA, Inc. is clarified on page 1 under the heading “Background.” All references to Up2004Snap, Inc., have been changed to UpSNAP USA, Inc.

45.
We note you provide pro forma financial information on pages F-28 through F-34 to reflect the combination of UpSnap, Inc. and Up2004Snap, Inc. and pages F-68 through F-72 to reflect the acquisition of XSVoice, Inc. In addition, we note that certain pro forma adjustments to cash relate to the funds raised in a private placement. It is not apparent whether the pro forma information presented individually for the impact of the reverse merger with UpSNAP USA, Inc. and the acquisition of XSVoice, Inc. and the pro forma adjustment for the private placement proceeds are presented in a manner that captures all these transactions in the most recent pro forma balance sheet (December 31, 2005) and the most recent pro forma interim and annual income statement periods (three months ended December 31, 2005 and fiscal year ended September 30, 2005). Consider presenting one set of pro forma financial statements which include the surviving entity (UpSNAP, Inc.) and the impact of transactions in the order of the timing they occurred. For example, consider presenting the December 31, 2005 balance sheet of UpSNAP, Inc., a column for the pro forma balance sheet of XSVoice, Inc. and a column for pro forma adjustments to arrive at the pro forma balance sheet (note the reverse merger with UpSnap USA, Inc. occurred in November, 2005 and is included in the balance sheet of UpSNAP, Inc. as of December 31, 2005). Further consider a comparable presentation for the pro forma income statement of UpSNAP, USA, Inc. for the year ended September 30, 2005 and three months ended December 31, 2005, which includes the results of UpSNAP USA, Inc., the results of UpSnap, Inc., pro forma adjustments to arrive at pro forma amounts before the XSVoice, Inc. acquisition, pro forma results for the XSVoice, Inc. acquisition, pro forma adjustments and pro forma results as adjusted.

Response:
Amendment No.1 only presents the following Pro Forma statements: (1) September 30, 2005 statement of operations, and (2) March 31, 2006 six month statement of operations. All other Pro-Forma statements have been removed from Amendment No.1

UpSNAP, Inc. Financial Statements for the three months ended December 31 2005 and 2004Unaudited Statements of Cash Flows, page F-5

46.
We note your line item under cash flows from operating activities for the issuance of shares for acquisition in the amount of $2,097,274. Tell us why the issuance of shares for cash is classified as an operating activity as opposed to a financing activity. Refer to paragraph 19 of SFAS 95.

Response:
This entry has been corrected. The Company received $1,919,162 in actual cash as a result of the reverse merger. This is now reflected as a cash inflow under investing activities. The difference between the $1,919,162 and $2,097,274 originally reported are current assets and liabilities that are now reflected as operating activities - working capital changes net of the effect of the acquisition.

Note B - Summary of Significant Accounting Policies, Revenue Recognition, F-8

47.
We note in your revenue recognition policy here, on page F-44 and F-60 and in your critical accounting policies discussion on page 14 that you have revenue share arrangements with sponsored listing partners. Tell us the nature and terms of the revenue share arrangements with these partners and what they provide in earning a portion of the revenue. Additionally, clarify and disclose whether you record revenue earned from these arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Response:
The Company accounts for revenue on a net basis, after distribution and billing costs are deducted by the carriers from the gross sale. Thus, a carrier may bill the end-user $7.95 a month and remit to the Company a fixed percentage of the amount collected, say for example 60% of $7.95 or $4.77. The end user pays $7.95 to the carrier, but the Company only records $4.77 as revenue.

Out of this $4.77 recorded as revenue, UpSNAP will pay out a percentage to our revenue share partners. This payout is treated as a cost of sales. These partners are providing content, e.g. music or other content type that we deliver to the mobile handset.

The Company records revenues on a net basis for the following reasons:

1. EITF paragraph 15 states that whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). The Company’s product is provided by the phone carriers, e.g. subscribers desiring to listen to NASCAR races initiate the transaction with Nextel who provides a link to our service. Nextel bills the end user and remits to the Company a percentage of the revenues collected.

2. EITF paragraph 16 states that“If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.” The carriers remit to the Company a fixed percentage of the amount they collect from the customer.

3. EITF paragraph 17 states that—If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained. The credit relationship is between the carrier and the end user. The Company receives a fixed percentage of the amount collected from the customer.

The revenue recognition policy on page F-8 has been revised.

48.
We also note in your disclosure in your plan of operation on page 12 that you will generate revenue through the sale of subscriptions and premium services. Tell us the terms of your subscription arrangements and your premium service offerings, including your revenue recognition policy related to each of these arrangements.

Response:
The generation of revenues through the sale of subscriptions and premium services will follow the same pattern as the Company’s current offerings, i.e. the carriers will bill their handset users directly for this service and remit a percentage of the revenues to the Company.

Long-Lived Assets, page F-8

49.
We note your accounting policy for long-lived assets refers to SFAS 121. We note similar references on page F-60 in XSVoice, Inc.’s disclosures. Note that SFAS 121 was superseded by SFAS 144. Tell us how you considered adopting the provisions of SFAS 144 in accounting for your long-lived assets.

Response:
The requested changes have been made on Page F-8.

Note D - Warrants, page F-10

50.
We note you issued 2,200,000 Series B warrants and 560,000 warrants, respectively, in consideration for investor relations services and for investment banking services related to the reverse acquisition. Tell us where you recorded these warrants in your financial statements, as well as your accounting policy for these equity issuances to non-employees. Address your consideration of EITF 96-18 in your response, including how you valued these warrants. Additionally, tell us how you considered disclosing this policy in accordance with paragraph 8 of APB 22.

Response:
The company issued the 2,200,000 Series B warrants on October 14, 2005 for investor relations services and 560,000 warrants on November 15, 2005 for investment banking services related to the reverse acquisition. These warrants involved a contemporaneous exchange for services rendered and thus were recognized at the time granted. Under EITF 96-18, the measurement date is the date at which the counterparty’s performance was complete (there was not a “performance commitment”).

These warrants will be reflected in the amended SB-2 financial statements at the fair value of the warrants, contained in the equity section of the balance sheet as paid-in capital and reflected in the Statement of Stockholders’ Equity as “Stock based compensation expense related to warrants granted to non-employees”.

Page F-24 has been revised to include the following disclosure:

Stock Warrants Issued to Third Parties

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Under the provisions of EITF 96-18, because none of the Company’s agreements have a disincentive for nonperformance, the Company records a charge for the fair value of the portion of the warrants earned from the point in time when the service performance is completed.

EQUITY INSTRUMENTS ISSUED TO NON-EMPLOYEES

When deemed appropriate, the Company has issued warrants in exchange for services in order to conserve cash as well as to align the interests of certain vendors with those of the Company. The services received relate to obtaining financing and investor relations services. The warrants were recorded at fair value based on either the value of the services rendered or the securities issued, whichever is more readily determinable. In all instances, the Company determined the fair value of the equity instruments issued to be more readily determinable. The accounting entries related to warrants issued to non-employees were recorded in the financial statements of UpSNAP, Inc. subsequent to the 9/30/05 fiscal year-end and prior to the 11/15/06 reverse merger into UpSNAP, Inc.

In October 2005, warrants to purchase 2,200,000 shares of Common Stock were issued to an investor relation firm for services rendered. These warrants were recorded at fair value using the Black-Scholes option pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $2,057,125.

In November 2005, warrants to purchase 560,000 shares of Common Stock were issued to an investment bank for services rendered. These options have been recorded at fair value using the Black-Scholes option pricing model. This resulted in additional paid-in capital and non-cash compensation expense of $900,063.

The following assumptions were used in the Black-Scholes model for determining the value of the grants:

	October 2005	November 2005
Fair value of stock	$1.538	$2.140
Number of shares outstanding	18,788,494	18,788,494
Expected volatility	70%	70%
Expected dividend yield	0%	0%
Expected lives of warrants (in years)	5.0	5.0
Risk-free interest rate - 5 yr Treasuries	4.34%	4.51%

The text on page F-10 has been revised to provide the following disclosure:

WARRANTS

The Company has recorded the warrant instruments described below as liabilities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity, paragraph 11(a), and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

In September - October 2005, the Company issued Series A warrants to purchase 2,384,668 shares of common stock at $1.50 per share, in conjunction with the Company’s Private Placement. The fair value of the warrants in the amount of $1,935,260 was recorded as a debit and credit to additional paid in capital so there was no net impact on equity. The Private Placement warrants had a five-year life.

In October 2005, the Company issued Series B warrants to purchase 2,200,000 shares of common stock at $1.10 per share to investor relations firms in conjunction with services related to the Private Placement offering. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $2,057,125, was recorded as additional paid-in capital and a non-cash compensation expense in October 2005.

In November 2005, the Company issued warrants to purchase 560,000 shares of common stock at $0.90 per share to an investment bank in conjunction with investment services related to the Private Placement offering. The warrants have a term of five years. These warrants have been recorded at fair value using the Black-Scholes option-pricing model. The value of these warrants, $900,063, was recorded as additional paid-in capital and a non-cash compensation expense in November 2005.

The following table summarizes information about warrants outstanding at March 31, 2006:

	Shares Exercisable	Exercise Price	Date of Expiration
Series A Warrant: Issued in conjunction with Private Placement	2,384,668	$1.50	September - October 2010
Series B Warrant: Issued for investor relations services	2,200,000	$1.10	October 2010
Viant Capital LLC Warrant	560,000	$0.90	November 2010
Total	5,144,668

At March 31, 2006, a total of 5,144,668 warrants remain outstanding. All warrants are fully vested and exercisable upon issuance.

51.
Tell us how you analyzed the warrants pursuant to SFAS 133 and EITF 00-19. In this regard, tell us whether the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note that the warrants have registration rights. Do they also contain liquidated damages provisions? Tell us how you considered these provisions in your analysis. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response:
SFAS 133 paragraph 11(a) contains a scope exception for derivative instruments that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. The Company’s warrants meet this scope exception.

The conditions in EITF 00-19 to determine whether warrants should be accounted for as equity or liabilities contain two common reasons why warrant should be accounted for as liabilities:

1.	The warrant contracts issued by the company contains provisions that would require them to be settled in cash, and

2.	The registration rights associated with the warrant contracts require significant liquidated damages.

The warrant contracts issued by the Company do not contain any provision that could require net-cash settlement. The Company’s Registration Rights Agreement does not contain any liquidated damages provisions nor or there provisions requiring the shares to be registered. Based on these factors, the company has classified the warrants as equity.

UpSNAP, Inc Financial Statements for the six months ended September 30, 2005 and year ended March 31, 2005 and for the period July 25, 2003 (Inception of the Development Stage) to September 30, 2005

Report of Independent Registered Accounting Firm, pages F-15 and F-16

52.
We note that the reports issued by both Bedinger & Company and Moen & Company do not cover the cumulative period from July 25, 2003 (inception) to September 30, 2005. Tell us how you intend to comply with Item 310 of Regulation S-B and SFAS 7 to include audited cumulative from inception financial statements. Further, we note that Moen & Company’s report refers to statements of operations and cash flows for the year ended March 31, 2004, both of which are not included in the filed financial statements. Advise or revise.

Response:
Subsequent to our initial filing of the SB-2 the Company was notified by the SEC that the auditor reports did not cover the period of inception to date, as required by SFAS 7 and Item 310 of Regulation S-B. The Company’s auditors, Bedinger & Company, revised their opinion letter to reflect the period of inception to September 30, 2005. They worked directly with Kathy Collins at the SEC to make sure the required language was provided. If you note in Bedinger & Company’s opinion letters in the first paragraph they refer to the prior auditors specifically in regard to the inception to date area. Additionally, they opine on the inception to date in the third paragraph of the letter.

Moen and Company has revised their letter to include the name change and to reflect the inception to date period audited by their firm. Although the financials for UpSNAP, Inc. are not included for the period ended March 31, 2004 in the audited financials we feel it is appropriate to insert their opinion letter as it reflects the period audited by their firm of inception to the March 31, 2005.

Statement of Stockholders’ Equity, page F-19

53.
Tell us how you considered retroactively restating all periods to reflect the impact of the 1.3:1 stock split, including your computations for earnings per share in your statements of operations on page F-18. Refer to paragraph 54 of SFAS 128.

Response:
The share calculation on the Statement of Stockholder’s Equity set forth on page F-21 of Amendment No.1 has been corrected to reflect the 1.3:1 stock split. As well, the Statements of Operation set forth on page F-20 has been corrected to reflect this.

Note K - Pro Forma Financial Information, page F-29

54.
Tell us why you included a pro forma balance sheet as of September 30, 2005 and 2004 and a pro forma statement of operations for the year ended September 30, 2004 in this registration statement. Additionally, tell us why you have not included pro forma statement of operations data for the three months ended December 31, 2005. In this regard, note that the reverse acquisition is already reflected in the balance sheet on page F-2. Additionally, note that pro forma information should not be presented for periods other than the latest fiscal year and subsequent interim period. Refer to Rule 11-02(c)(1) and (2) of Regulation S-X. Please advise.

Response:
Please see response to Comment 45.

Up2004SNAP, Inc. Financial Statements for the periods ended September 30, 2005 and 2004 and for the period April 6, 2004 (Inception of the Development Stage) to September 30, 2005

Report of Independent Registered Accounting Firm, pages F-36 and F-37

55.	We note that the reports issued by both Bedinger & Company and Beckstead and Watts, LLP do not cover the cumulative period from April 6, 2004 (inception) to September 30,

2005. Tell us how you intend to comply with Item 310 of Regulation S-B and SFAS 7 to include audited cumulative from inception financial statements.

Response:
As in our response to comment 52 the Company’s current auditors, Bedinger & Company, revised their opinion letter to reflect the prior auditors inception to September 30, 2004 work in paragraph one of their opinion letter. Additionally, the third paragraph of the opinion letter revised by Bedinger & Company opines on the period of inception to September 30, 2005.

56.
We note the report issued by Beckstead and Watts, LLP provides an opinion on the financial statements of UpSNAP, Inc. although the financial statements included in this section relate to Up2004SNAP, Inc. Tell us whether Beckstead and Watts, LLP audited the balance sheet of Up2004SNAP, Inc. as of September 30, 2004 and the related statements of operations, stockholders’ equity and cash flows from April 6, 2004 (inception) to September 30, 2004 and if so, revise this report to include the proper company audited.

Response:
Beckstead and Watts, LLP audited UpSNAP, Inc. and signed their audit report on October 21, 2005. On November 4, 2005, UpSNAP, Inc. changed its name to UpSNAP USA, Inc. As the name change occurred after the date of the audit report, Beckstead and Watts, LLP’s reference in its opinion to UpSNAP, Inc. is correct. Beckstead and Watts, LLP’s audit relates to the company now called UpSNAP USA, Inc. (formerly named Up2004SNAP Inc., and UpSNAP, Inc.)

57.
We also note in the report issued by Beckstead and Watts, LLP the reference to audit standards generally accepted in the United States of America. Tell us how Beckstead and Watts, LLP intend to comply with PCAOB Auditing Standard No. 1, References in Auditors Reports to the Standards of the Public Company Accounting Oversight Board, as approved by the Commission, which is effective for auditors’ reports issued or reissued on or after May 24, 2004. For further information regarding this standard, refer to PCAOB Auditing Standard No. 1 and Commission guidance available at http://www.sec.gov/rules/interp/33-8422.htm.

Response:
Beckstead and Watts, LLP has revised their opinion letter to reflect the auditing standards used during the performance of their audit.

XSVoice, Inc. Financial Statements for the years ended December 31, 2005 and 2004

Note O - Pro Forma Financial Information, page F-68

58.
Tell us why you included a pro forma balance sheet as of September 30, 2005. In this regard, note that pro forma presentation should be based on the latest balance sheet included in the registration statement (i.e., December 31, 2005). Refer to Rule 11-02(c)(1) of Regulation S-X. Please advise.

Response:
Please see response to Comment 45.

59.
We note in your pro forma financial statements that your reference to note (1) and (2) applies to several line items in the pro forma balance sheet and pro forma statements of operations. Revise these notes to include the basis for your allocations to the respective line items, including the assumptions or specific reasons used in determining the amount of each pro forma adjustment.

Response:
Please see response to Comment 45.

60.
Revise your disclosure to provide a schedule of your calculation of the purchase price. Note that the purchase price should include allocations to specific identifiable tangible and intangible assets, as well as any in-process research and development. In this regard, we note that the pro forma balance sheet information does not include any intangible assets, although in Note A on page F-59 there is disclosure regarding XSVoice Inc.’s proprietary technology and content provider relationships. Explain how you consider allocating a portion of the purchase price to intangible assets and in-process research and development.

Response:
The requested changes have been made on F-12 and F-13 under the heading “Note K - Acquisition of XSVoice, Inc.”

61.
We also note in your pro forma balance sheet information that you have allocated a significant amount of the purchase price to goodwill. Tell us the specific factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill. Refer by analogy to paragraph 51(b) of SFAS 141.

Response:
The requested changes have been made on F-12 and F-13 under the heading “Note K - Acquisition of XSVoice, Inc.”

62.	Also, tell us how you valued the 2,258,470 unregistered shares in determining the purchase price for the acquisition of XSVoice, Inc. We may have further comments.

Response:
The requested changes have been made on F-12 and F-13 under the heading “Note K - Acquisition of XSVoice, Inc.”

Part II

Item 24. Indemnification of Directors and Officers, page II-1

63.
We note the Directors and Officers Insurance Policy filed as Exhibit 10.6 to the registration statement. Please revise your disclosure to discuss this arrangement as required by Item 702 of Regulation S-B.

Response:
The requested changes have been made to page II-1.

Recent Sales of Unregistered Securities, Page II-1

64.
Please note that all securities sold within the past three years without registration should be disclosed in this section. Please confirm that all such offerings, including those made by Manu Forti Group and Up2004SNAP. Inc., are disclosed.

Response:
The Company confirms that all securities sold without registration since November 15, 2005 (the date of the merger) are disclosed. The Company will address securities sold without registration, if any, prior to November 15, 2005 in a follow up response.

Exhibits and Financial Statement Schedules, Page II-3

65.	We note that several of your exhibits are filed as “forms of.” Please confirm that the filed documents accurately reflect the executed agreements.

Response:
The Company confirms that all agreements filed as “forms of” accurately reflect the executed agreements.

Exhibit 5.1

66.
Since 5,144,668 of the shares being registered for this transaction are not outstanding, please revise your legality opinion to also opine that these shares, when issued, will be validly issued, fully paid and nonassessable.

Response:
A revised opinion has been filed as Exhibit 5.

Form 10-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

67.
We were unable to locate any of the disclosure required by this Item of Form 10-KSB in either your initial document or the two amended versions of your document. Please revise to include the required disclosure, specifically addressing how the failure to include such disclosure in a document containing audited financial information impacts management’s evaluation of the effectiveness of your disclosure controls and procedures.

Response:
A revised Form 10-KSB will be filed shortly.

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-6775; fax: (212) 829-2033).

Thank you for your attention to this matter.

Kind Regards,

/s/ Gregory Katz

Gregory Katz